UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Safeguard Scientifics, Inc.

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

786449306

(CUSIP Number of Class of Securities)

Mark Dow

Chief Executive Officer

Safeguard Scientifics, Inc.

150 N. Radnor Chester Rd., Suite F-200

Radnor, Pennsylvania 19087

(610) 293-0600

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Yelena Barychev, Esq. Shaun Snitman, Esq. Blank Rome LLP One Logan Square 130 North 18th Street Philadelphia, Pennsylvania 19103 (215) 569-5500	G. Matthew Barnard, Esq. Special Counsel Safeguard Scientifics, Inc. 150 North Radnor Chester Rd., Suite F-200 Radnor, Pennsylvania 19087 (610) 293-0600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2023, as previously amended and supplemented by Amendment No. 1 to Schedule 13E-3 filed with the SEC on October 20, 2023, Amendment No. 2 to Schedule 13E-3 filed with the SEC on November 2, 2023 and Amendment No. 3 to Schedule 13E-3 filed with the SEC on December 8, 2023 (as amended by this Amendment No. 4, this “Schedule 13E-3”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Safeguard Scientifics, Inc., a Pennsylvania corporation (the “Company”). This Amendment No. 4 is being filed with the SEC pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report steps taken by the Company to effectuate the Transaction (as defined below).

On December 15, 2023, the Company held a Special Meeting of Shareholders (the “Special Meeting”). At the Special Meeting, the Company’s shareholders adopted amendments (the “Amendments”) to the Company’s Second Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), to effect a reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.10 per share (“common stock”), followed immediately by a forward stock split of the Company’s common stock (the “Forward Stock Split,” and together with the Reverse Stock Split, the “Stock Splits”), at a ratio (i) not less than 1-for-50 and not greater than 1-for-100, in the case of the Reverse Stock Split (the “Reverse Stock Split Ratio”), and (ii) not less than 50-for-1 and not greater than 100-for-1, in the case of the Forward Stock Split (the “Forward Stock Split Ratio”).

Upon the adoption of the Amendments to the Articles of Incorporation at the Special Meeting, on December 15, 2023, the Company’s Board of Directors (the “Board”) determined to effectuate (i) the Reverse Stock Split at the Reverse Stock Split Ratio of 1-for-100 and (ii) the Forward Stock Split at the Forward Stock Split Ratio of 100-for-1 (collectively, “Stock Split Ratios”), which Stock Split Ratios were within the ranges approved by the Company’s shareholders at the Special Meeting.

At the direction of the Board, the Company filed the Amendments to the Articles of Incorporation with the Pennsylvania Department of State to effectuate the Stock Splits at the Stock Split Ratios, which were effective on January 12, 2024 (the “Effective Time”). Upon the Effective Time of the Reverse Stock Split, shareholders of record owning immediately prior to the Effective Time of the Reverse Stock Split fewer than 100 shares of common stock, were entitled to a fraction of a share of common stock and were paid cash in lieu of such fraction of a share of common stock, on the basis of $1.65, without interest, for each share of common stock held by such holder (the “Cashed Out Shareholders”) immediately prior to Effective Time, and the Cashed Out Shareholders were no longer shareholders of the Company. Shareholders of record owning at least 100 shares of common stock immediately prior to the Effective Time of the Reverse Stock Split (the “Continuing Shareholders”) were not paid cash in lieu of any fraction of a share of common stock such Continuing Shareholders might have been entitled to receive upon the Reverse Stock Split. Upon the Effective Time of the Forward Stock Split, the shares of common stock (including any fraction of a share of common stock) held by such Continuing Shareholders after the Effective Time of the Reverse Stock Split were reclassified into the same number of shares of common stock as such Continuing Shareholders held immediately prior to the Effective Time. As a result of the Forward Stock Split, the total number of shares of common stock held by a Continuing Shareholder did not change due to the Stock Splits.

The primary purpose of the Stock Splits was to enable the Company to reduce the number of record holders of its common stock below 300, which is the level at or above which the Company is required to file public reports with the SEC. The Stock Splits were undertaken as part of the Company’s plan to suspend its duty to file periodic and current reports and other information with the SEC under the Exchange Act . The Board has determined that the costs of being a public reporting company outweigh the benefits thereof.

The actions the Company has taken and will take to suspend, and events that have occurred and will occur as a result of such actions that will and have had the effect of suspending, the Company’s reporting obligations under the Exchange Act, also referred to as the “going dark” transaction, including effectuating the Stock Splits, delisting the Company’s common stock from trading on The Nasdaq Stock Market LLC (before the market opens on February 12, 2024 as a result of the Company filing Form 25 with the SEC on February 2, 2024), terminating the registration of the Company’s common stock under Sections 12(b) and 12(g) of the Exchange Act and suspending the Company’s reporting obligations under Section 15(d) of the Exchange Act as a result of filing Form 15 with the SEC on February 20, 2024, are collectively referred to as the “Transaction”.

As a result of the Transaction, the Company will no longer be subject to the reporting requirements under the Exchange Act or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act of 2002 and the listing standards of any national securities exchange.

The information contained in the definitive proxy statement on Schedule 14A filed by the Company with the SEC on November 2, 2023, as supplemented (the “Proxy Statement”), pursuant to Regulation 14A under the Exchange Act, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 16.	Exhibits

(a)(i)	Notice of Special Meeting and Definitive Proxy Statement of the Company (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on November 2, 2023).

(a)(ii)	Important Notice Regarding Availability of Proxy Materials for the Safeguard Scientifics, Inc. Meeting to be Held on December 15, 2023 (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on November 2, 2023).

(a)(iii)	Definitive Additional Materials to the Proxy Statement (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on December 8, 2023).

(a)(iv)	Annual financial statements for the years ended December 31, 2022 and December 31, 2021 of the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 10, 2023).

(a)(v)	Interim financial statements for the three months ended March 31, 2023 of the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed with the SEC on May 5, 2023).

(a)(vi)	Interim financial statements for the six months ended June 30, 2023 of the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed with the SEC on August 11, 2023).

(a)(vii)	Interim financial statements for the nine months ended September 30, 2023 of the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the SEC on November 2, 2023).

(a)(viii)	Press Release, dated October 5, 2023, issued by the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2023).

(a)(ix)	Press Release, dated December 8, 2023, issued by the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2023).

(a)(x)	Press Release, dated February 12, 2024, issued by the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 12, 2024).

(b)	Not applicable.

(c)	Not applicable.

(d)(i)	Safeguard Scientifics, Inc. 1999 Equity Compensation Plan, as amended and restated on October 21, 2008 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2008).

(d)(ii)	Safeguard Scientifics, Inc. 2001 Associates Equity Compensation Plan, as amended and restated on October 21, 2008 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2008).

(d)(iii)	Safeguard Scientifics, Inc. 2014 Equity Compensation Plan, as amended and restated on March 5, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 25, 2014).

(d)(iv)	Safeguard Scientifics, Inc. Executive Deferred Compensation Plan (amended and restated as of January 1, 2009) (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the SEC on March 19, 2009).

(d)(v)	Safeguard Scientifics, Inc. Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 25, 2008).

(d)(vi)	Amended and Restated Safeguard Scientifics, Inc. Transaction Bonus Plan (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2020).

(d)(vii)	Compensation Summary — Non-Employee Directors (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2022).

(d)(viii)	Letter Agreement between Safeguard Scientifics, Inc. and Eric Salzman dated January 1, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2023).

(d)(ix)	Compensation Agreement by and between Safeguard Scientifics, Inc. and Mark Herndon dated September 17, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2018).

(d)(x)	Key Employee Compensation Recoupment Policy (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 26, 2013).

(d)(xi)	Letter Agreement by and between the Company and Rock Creek Advisors, LLC, dated December 15, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 18, 2023).

(d)(xii)	Termination Letter Agreement by and between the Company and Eric C. Salzman, dated December 15, 2023 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 18, 2023).

(d)(xiii)	Employment Letter Agreement by and between the Company and Eric C. Salzman, dated December 15, 2023 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 18, 2023).

(d)(xiv)	Termination Letter Agreement by and between the Company and Mark A. Herndon, dated December 15, 2023 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on December 18, 2023).

(d)(xv)	Employment Letter Agreement by and between the Company and Mark A. Herndon, dated December 15, 2023 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on December 18, 2023).

(e)	Not applicable

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

* Previously filed.

SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SAFEGUARD SCIENTIFICS, INC.

By: /s/ Mark Dow
Name:	Mark Dow
Title:	Chief Executive Officer

Dated: February 20, 2024